UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

24 March 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alexion Pharmaceuticals, Inc.

File No. 0-27756 -- CF# 26282

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Alexion Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 3, 2011.

Based on representations by Alexion Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 2.1   through February 3, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Timothy S. Levenberg
        Special Counsel